Mail Stop 4561

January 31, 2008

Michael E. Martin
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Blvd.
Stamford, CT 06901

> **Re: BPW Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 23, 2008**
> **File No. 333-147439**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comment.

Form S-1/A

General

1.   We have referred your filing to the Division of Trading & Markets so that it may evaluate your response to our letter dated January 16, 2008. We will advise you of any additional comments or concerns that result from their review.

<p style="text-align:center">*   *   *   *</p>

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

Michael E. Martin
BPW Acquisition Corp.
January 31, 2008
Page 2

cc: Via Facsimile (212) 872-1002
        Mark Zvonkovic
        Akin Gump Strauss Hauer & Feld LLP
        Telephone: (212) 872-1000